

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2011

<u>Via E-mail</u>
Steven Pfirman
President
ChatChing, Inc.
1061 E. Indiantown RD. #400
Jupiter, FL 33477

> **Re: ChatChing, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 10, 2011**
> **File No. 333-176962**

Dear Mr. Pfirman:

We have reviewed your amended filing and the related response letter received on November 17, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 20, 2011.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include in your amended filing updated financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

Prospectus Summary

2.   We refer to the language included on page 6, which states "In addition to our estimated capital requirements of $375,000 in the next 12 months as described above…" and note that there appears to be no discussion of your estimated capital requirements prior to this statement. Please advise, or revise this language to provide the correct cross-reference to the section of your document where a discussion of your estimated capital requirements is contained.

Risks Factors, page 10

General

3.   We note your statement on page 23 that your board of directors may amend the Employee/Consultant Benefit Plan from time to time. Please clarify whether those amendments could adversely affect then-existing interests or expectations of consultants and tell us what consideration you gave to the inclusion of risk factor disclosure discussing the potential adverse effects that any such amendments to the plan may have on the consultants. See Item 503(c) of Regulation S-K.

"Our auditors have expressed substantial doubt about our ability to continue as a going concern and if we not raise…", page 10

4.   We refer to prior comment 9. The language describing the financing received from your officer and directors appears to mitigate the risk that you may not be able to continue as a going concern. The discussion of this financing would be more appropriately placed in your liquidity and capital resources disclosure.

"We and our Consultants may inadvertently make an offer to acquire our securities in violation of federal securities laws…", page 11

5.   Given the nature and structure of this offering, it is unclear why this risk factor heading describes the risk of your consultants inadvertently making offers to acquire your securities. You should revise your document so that this risk factor heading accurately describes the risk relating to the nature of the structure of this offering and the fact that consultants may be deemed to be underwriters (i.e. the risk of your consultants making offers to sell your securities).

6.   In addition, we note your statement that your consultants may not understand the nature of the communication restraints placed on them by the consulting program and Consulting Agreement. Please revise to include disclosure clearly indicating that you are limited in your abilities to restrain any consultant from making communications prohibited by the Consulting Agreement. You should also describe the nature of the limitations of your abilities so as to provide investors with a better understanding of the scope of this risk.

"We have not assessed our internal control over financial reporting, and as such we are exposed to increased costs…", page 11

7.   We refer to the revisions made in response to prior comment 7. Please revise this risk factor heading and the related disclosure to describe and discuss the most important risks and uncertainties related to the fact that you have not assessed your internal control over financial reporting. You should address the possibility that failing to implement and maintain effective internal controls will cause your company to be unable to accurately report its results of operations or prevent fraud. Revise your disclosure to state that you

Steven Pfirman
ChatChing, Inc.
December 14, 2011
Page 3

will not be required to provide a report on the effectiveness of your internal controls until your second annual report. Also disclose that you will be exempt from the auditor attestation requirements of any report on your internal controls prepared by management as long as you are a smaller reporting company.

Plan of Distribution, page 33

8.   We refer to prior comments 12 and 13. Although you have eliminated the screenshots and condensed the description of the offering process to some extent, please consider whether the descriptive information may be further condensed without eliminating information that is essential to an understanding of the offer and sale process for the points and underlying shares. The disclosure you provide should be presented in a clear, concise and understandable manner. In this respect, please consider what information is needed by potential investors to understand the nature of the offering and the terms on which the securities are offered to them.

Exhibits, page 44

Exhibit 5.1

9.   We refer to prior comment 21. Please explain the reference to "other applicable jurisdictions" as it pertains to your opinion that the Points are binding obligations.

10.   Given that the company's state of incorporation is Florida, it is unclear why the legality opinion is based upon the laws of the state of Wyoming. Please advise or have counsel provide a revised opinion that is based upon the laws of the state of your incorporation. Note that Section II.B.1.a of Staff Legal Bulletin 19 requires that the opinion opine on the laws of the jurisdiction where the registrant is incorporated.

Exhibit 23.1

11.   We reissue prior comment 22. In your response you indicate that the consent of your independent registered public accountant was revised as requested. However, we note that the consent still does not reference each of the financial statements covered by the report, including the balance sheet. Please revise accordingly.

Other Matters

12.   Be advised that aspects of your proposed offering are being considered by the Office of Chief Counsel in the Division of Trading and Markets. To the extent comments or other concerns result from those considerations, they will be provided separately. Any such comments will need to be resolved prior to the desired effective date.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at

(202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Michael T. Williams, Esq.
        Williams Law Group P.A.